

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Dan Valladao
5422 Carrier Drive, Suite 309
Orlando, Florida 32819

> **Re: GreenCell, Incorporated**
> **Registration Statement on Form S-1**
> **Filed May 27, 2010**
> **Amendment no. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2010**
> **File No. 333-167147**

Dear Mr. Valladao:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Contents, page 2

1.   Please tell us how the second-to-last sentence of the first paragraph on page 2 is consistent with Section 12(a)(2) of the Securities Act.

Our Business, page 3

2.   Please revise the first sentence to provide more specific information regarding the nature of the product you are developing currently.

Risk Factors, page 5

3.   The introductory paragraph to your risk factors section implies that you have omitted material risks. You must disclose all risks that you believe are material. Please revise.

4.   We note your disclosure regarding fuel cells. With a view toward disclosure in appropriate sections of your document, please tell us the status of the development of the fuel cell industry and material hurdles it faces.

We face intellectual property rights, page 7

5.   Please clarify why you believe that there is a material risk that claims may be brought against you for patent infringement.

6.   Please explain the risk of competitors developing technology and obtaining priority to intellectual property claims before you obtain patent protection.

7.   Refer to your fourth bullet point. Please clarify whether there is current unauthorized use of your intellectual property and, if so, the risks of loss of your rights if you fail to pursue the unauthorized use.

We do not intend to voluntarily file a registration statement on Form 8-A…, page 11

8.   Please revise this risk factor to:

*   reconcile your reference to "voluntary reporting" with the reporting obligations of Section 15(d) of the Exchange Act;
*   replace the vague term, *certain*, in the last sentence with more specific disclosure;
*   clarify the purpose of Section 16 of the Exchange Act, and remove the implication in the last sentence that lack of Exchange Act registration permits insider trading;
*   explain the effect of the automatic reporting suspension of Section 15(d) of the Exchange Act and its effect on your ability to have the price of your securities quoted on the OTC Bulletin Board; and
*   revise the caption to highlight how the issue presents a risk to investors.

There are potential and actual conflicts, page 11

9.   Please clarify how the facts in each of your bullet points presents a conflict that is material to investors.

10.   Please tell us how each stockholder mentioned in this section as having transferred your securities did so without registration under the Securities Act.

The common stock shares being offered in this Prospectus are an illiquid investment and their transferability.., page 13

11.   Please revise the last sentence to remove the implication that you are imposing requirements on investors that are inconsistent with the Securities Act. See Securities Act Section 14.

Dilution, page 15

12.   Please compare the offering price with (1) the price at which your officers, directors, promoters and affiliated persons acquired their common equity, and (2) your net tangible book value per share.

Selling Security Holders, page 15

13.   Given the nature and size of the transaction being registered for the selling shareholders relative to the number of outstanding shares held by non-affiliates, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

14.   Please expand the paragraph before the table numbered "2" to disclose the nature of the "strategic planning services" and when those services were performed.   To the extent that any of your consultant's services related to creating a market for your securities, ensure that you address how those facts affect your analysis regarding the applicability of Rule 415(a)(1)(i) mentioned in the comment above.

15.   Generally, it is inconsistent with Section 5 of the Securities Act to register the resale of securities before your unregistered issuance of those shares is complete. From your disclosure in the paragraph before the table numbered "3" that the security holder's services are "to be rendered," it appears that you have not yet received the consideration for the shares. Please tell us why you believe the unregistered issuance is complete and why you believe it is appropriate to register the shares for resale at this time.

16.   Please reconcile the numbers in the paragraphs before the table numbered "2" and "3" with the numbers in the table.

17.   Please ensure that your disclosure regarding when the selling security holders acquired their shares and the consideration paid is complete. We note for example the information regarding John Schone on page II-3.

18.   For each selling security holder that is an affiliate of a broker-dealer, please disclose, if true, that:

- the selling security holder purchased the offered shares in the ordinary course of business; and
- at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

19. Please provide us a table that aggregates the number of offered shares for each group of related shareholders. Also, tell us why you do not disclose that the shareholders beneficially own the shares held by those with whom they have relationships.

20. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting or investment powers over the shares held in the name of each entity identified in the this table and the table on page 45, including Lugion Associates, Ltd.

Description of Securities, page 20

21. Please provide the disclosure required by Regulation S-K Item 201(a)(2)(ii). Include the date when the Rule 144 holding period expires, and the number of securities that could be sold on that date.

22. Please tell us why exhibit 3.1 does not designate your securities as "common stock" as you do here.

Description of Business, page 21

23. Please tell us about all relationships between General Automotive and SenCer and their respective officers, directors and other affiliates. Also, tell us when each company was incorporated and the other business of SenCer.

24. We note section 3 of exhibit 10.3. Please include in your prospectus disclosure regarding the prior arrangement between the parties, including how the business of that joint venture differs from the current joint venture, and the date the prior joint venture began and ended.

Our Business, page 22

25. Please revise to clarify the relationship you have with SenCer, Inc. and to clarify any payments you will make to SenCer, Inc. for any services rendered. For example, please clarify the extent to which research, development, testing and marketing of products will be conducted by you and the extent to which those activities will be conducted by SenCer, Inc. We note your statement on page 22 that you are developing your products and your statement on page 22 that SenCer, Inc. develops the technologies for your products and develops the products themselves. We also note Section 5 of Exhibit 10.3 which states, "in no event shall the Company be obligated to pay any fees or any amounts to Licensor or any Person for the assignment, use or exploitation of any Technology" and your statement on page 7 of the registration statement that you will require additional funds to enable SenCer, Inc. to conduct research and development activities, develop your future products, test your prototypes both internally and on-site at an OEM location, file for patent protection and market your products.

26.   Please revise substantially so that you disclosure is understandable to investors who may not work in your industry. For example, due to your use of the following terms and phrases, it is unclear how such investors will be able to understand what your product is, what has been developed to date, and what are the material hurdles until you sell the product commercially:

- "candidate resistive ink system" on page 24,
- light-off on page 25,
- SEM inspection on page 25.

Ensure that your revised disclosure addresses each of the planned products mentioned on page 23.

27.   Please clarify how you acquired the intellectual property to develop your products. For example, if SenCer provided you the intellectual property for the bonding and conductive layer, how did you develop the rest of your igniter?

Task 1. Igniter Development and Testing (CERIS), page 24

28.   We note your statement in the second paragraph on page 24 that the supplier has assured long-term acquisition of this material. Please revise to clarify whether you have entered into an agreement with the supplier and if not, please revise to clarify what type of assurance you have received from the supplier.

29.   Please reconcile the statement on page 24 that Dr. Creeden is your consultant with your disclosure on page 30 that you expect to hire Dr. Creeden. File all material agreements and provide the disclosure required by Regulation S-K Item 401(c).

30.   Please update your disclosure here and throughout your document. For example, we note that several of the activities that you mention here were to have been completed by now. Were they? What was the result?

Phase I Work Scope (6 Months) CERIS Igniter, page 24

31.   Please revise to clarify the "6 Months" referenced in the title. For example, please clarify whether you have begun any of Phase 1, whether Phase 1 will take 6 months or whether Phase 1 will begin in 6 months.

32.   Please clarify who the "partner for OEM evaluation" is under Task 2.3.

Competition, page 26

33.   Given the current status of your potential products, please tell us the basis for the claims made in the first bullet point. Provide us any independent, objective data that you have that supports the claims.

Co-Partnering, page 26

34.   We note your statement in the third bullet point on page 27. Given your stage of development, please provide us with independent substantiation for your statement that you have "rapid prototyping technology."

Manufacturing, page 27

35.   Please tell us which section of which exhibit documents the agreement mentioned in the first section of this section.

Marketing, page 28

36.   Please revise to describe the relationships with original equipment manufacturers that you have already developed through your officers.

Governmental Regulation, page 28

37.   Given your disclosure in this prospectus regarding medical devices, please disclose how medical device regulation affects your business.

Certification Requirements, page 29

38.   Please revise the first paragraph to clarify what you mean when you say you purchased "requirements." Does this mean that SenCer acquired intellectual property? What type of intellectual property?

39.   Please explain the process of obtaining the certifications mentioned in the last paragraph, including the duration of the process.

Technology License Agreement, page 30

40.   Please clarify why the agreement requires "further licensing."

Material Agreements, page 31

41.   Please disclose in this section the post-termination payments required by the employment agreements.

Joint Venture Agreement…, page 31

42.   Please ensure that your disclosure here summarizes the material obligations of the parties to the agreement. For example, does the agreement require any party to take any steps to further develop or complete development of the products that you mention in this prospectus?

43.   We note your statement on page 31 that the joint venture agreement between SenCer Inc. and General Automotive Company provides that your Bylaws provide that board members may not be removed without a vote of holders of two-thirds of your common shares voting at a duly called shareholder meeting. However, we note that section 4 of Exhibit 10.2 provides that board members may not be removed without the affirmative vote of 75% of the shareholders authorized to vote at a duly called shareholder meeting. Please revise or explain this discrepancy.

Technology License Agreement, page 31

44.   Please revise your disclosure to include a discussion of all material terms of this contract. For example, please discuss when the agreement became effective, who owns the derivative technology developed based upon SenCer, Inc.'s technology and the conditions that must be met for SenCer, Inc. to license its technology elsewhere.

Employment Agreement with David Burt, page 32

45.   We note your statement on page 32 that the term of your employment agreement is for 36 months from January 1, 2010 to December 31, 2013. However, section 1 of Exhibit 10.7 states that Mr. Burt's employment shall terminate on December 31, 2012. Please revise or explain this discrepancy.

Liquidity, page 35

46.   We note the amounts mentioned in section 4.7 of exhibit 10.1. If previous attempts to raise capital in the amounts desired have not been successful, please discuss these attempts, the reason that they were not fully successful, and their effects of your liquidity.

47.   We note your statement in Note 3 on page F-14 that to meet your cash needs, you expect to raise capital through a public placement offering. Please clarify the term "public placement offering."

Contractual Obligations, page 35

48.   We note that the company has focused its initial efforts on developing the home gas appliance igniter using the SenCer technology. Please expand your discussion to include

the terms of the royalty arrangement for the SenCer technology, as it is likely this will have an impact on operations when you begin to commercialize your products.

Plan of Operations, page 36

49.   Please reconcile the information in section 4.7 of exhibit 10.1 with the disclosure in this section. If previous cost projections have been incorrect, please tell us, with a view toward disclosure, the reasons. See Regulation S-K Item 10(b)(3)(ii).

50.   We note you are a development stage company and that you provide a limited discussion of your results from operations. Please revise to move your Plan of Operations discussion to follow the Results of Operations.

Transactions with Related Persons, page 38

51.   Please reconcile the disclosure in this section with the second Note 7 to your financial statements. Also ensure that you file the related person agreements as exhibits.

52.   With regard to the technology your received from your major shareholder, please provide the disclosure required by Regulation S-K Item 404(c)(1)(ii).

Lease with General Automotive, page 38

53.   Please clarify why you identify your lease with Byrd as a lease with General Automotive.

SenCer/Samuel Reeder, page 39

54.   Please disclose the percentage of SenCer that the related party would upon full conversion. Also disclose the interest rate and maturity date of the debt.

General Automotive, page 39

55.   Please reconcile the information in the last sentence of the first paragraph with the disclosure in General Automotive's public filings with the Commission.

Penny Stock Considerations, page 39

56.   Please tell us with specificity the rule you are relying upon for your statement in the first sentence on page 40 regarding exceptions.

Directors, Executive Officers, Promoters, and Control Persons, page 41

57.   Please revise to discuss briefly the specific experience, qualifications, attributes or skills
       that led to the conclusion that each director should serve as a director in light of your
       business and structure. See Item 401(e) of Regulation S-K.

David Burt, page 42

58.   With a view toward disclosure, please provide us information regarding the size of
       SenCer, including the number of employees and amount of revenues.

Security Ownership of Certain Beneficial Owners and Management, page 44

59.   We note that you have disclosed that Dan Valladao and David Burt own 0 shares of your
       company. However, we note your disclosure on page 38 that David Burt has sole voting
       and dispositive power over the 10,750,000 shares owned by SenCer, Inc. and your
       disclosure on page 39 that Dan Valladao has sole voting and dispositive power over your
       shares held by General Automotive Company. Please tell us how you have determined
       that Dan Valladao and David Burt are not beneficial owners of these shares or revise your
       table. Please see Instruction 2 to Item 403 of Regulation S-K.

60.   With a view toward disclosure, please provide us your analysis of the likelihood that one
       of your two largest shareholders' ownership of your shares could be transferred to third
       parties to satisfy debt or otherwise. See also Regulation S-K Item 403(c).

Summary Compensation Table, page 45

61.   We note your disclosure under the table that salary began in January 2010. Please
       reconcile the salary payments since then with the monthly salary amounts mentioned on
       pages 31 and 32.

62.   Please provide us your analysis of whether any of the compensation to your executives
       paid by your majority stockholders should be included in the table. Cite all authority on
       which you rely. See the Regulation S-K Compliance & Disclosure Interpretations 217.08
       and 217.09 available on the Commission's web site.

Summary Equity Awards Table, page 45

63.   We note your disclosure on page 46 that you have a compensation arrangement with your
       Chief Technology Officer, David Burt, through SenCer, Inc. in which Mr. Burt will
       invoice you for SenCer's services and may charge you consulting fees. Please file any
       agreements pertaining to this arrangement.

Financial Statements, page F-1

64.   Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

65.   We note from your disclosures that you are in the business of developing gas appliance igniters, oxygen sensors, fuel cells, and brake pad products using SenCer's proprietary technologies for the automotive, home appliance, and heating and cooling industries. You also disclose on page 22 that SenCer develops the technologies for your products, including its Ultra Temp and Ultra Temp-C technologies. Further, we note from your disclosure on page 31 that SenCer is a ceramic technology development and manufacturing company that has developed certain technology that has potential application in the automotive, home appliance and heating / cooling industries. As it appears from the aforementioned and the disclosures on page 3, 22 , and 31 that General Automotive and SenCer entered into the Joint Venture Agreement, that formed the registrant, to continue the SenCer business by creating another entity, please tell us how you considered, and discuss your conclusions on, whether SenCer represents predecessor operations of the registrant and whether financial information for SenCer should be presented to provide relevant and meaningful information to investors.

Statement of Operations, page F-3

66.   Please revise future filings to remove the stock-based compensation line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Notes to the Financial Statements, page F-6
Note 1. Organization and nature of operations, page F-6
Accounting period, page F-6

67.   Please revise this note to your financial statements to clearly indicate the date you have adopted as your fiscal year end.

 Note 6. Stockholders' Equity, page F-16

68.   We note that your most significant asset on page F-2 is your technology license, which was acquired from your co-founder. Please tell us how you arrived at the value of this asset, as it was acquired from one of your majority shareholders in exchange for founders' shares. Please indicate the GAAP literature you relied upon. In this regard,

please tell us if the aforementioned asset was transferred at SenCer's historical book value.

Exhibits

69.   Please tell us why Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, Exhibit 10.7 and Exhibit 10.8 are not signed. Additionally, please tell us why section 10 of Exhibit 10.7 contains a blank.

Exhibit 5.1

70.   Please file a revised opinion with counsel consenting to the reproduction of its opinion as an exhibit.

Exhibit 10.3

71.   We note your reference to the "Operating Agreement" in section 2.3. Please tell us what agreement this refers to and, if you have not filed this agreement, please do so.

Exhibit 10.4

72.   Please provide us copies of all information about you that appeared on the web sites mentioned in section 2 of this exhibit.

Exhibit 10.8

73.   Please tell us why you have not filed Exhibit A to Exhibit 10.8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo, Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Frederick M. Lehrer, Esq.
                       Law Office of Frederick M. Lehrer P A